April 18 2017

Ms. Marianne Dobelbower

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        Horizons Series Trust I – Horizons China High Dividend ETF

Dear Ms. Dobelbower:

On February 6, 2017, Horizons Series Trust I (then named “Recon Capital Series Trust”) (the “Trust”) filed post-effective amendment 31 to the Trust’s registration statement (“Post-Effective Amendment No. 31”) in connection with adding a new series to the Trust called the Horizons China High ETF (the “Fund”). On March 28, 2017 you provided oral comments on Post-Effective Amendment No. 31 to the undersigned. Please find below a summary of those comments and the Trust's responses as requested, which the Trust has authorized Thompson Hine LLP to make on behalf of the Trust.

1.                  Comment: The Fee Table in the Prospectus in Post-Effective Amendment No. 31 contains the following note: “The Fund does not anticipate that it will incur any 12b-1 fees during the current fiscal year.” In our conversation on March 28, 2017, I confirmed that while the Board of Trustees of the Trust has adopted a Rule 12b-1 plan for the Fund, the Fund has no immediate plans to implement the plan. Consequently, you stated that the note should be deleted.

Response: The above-referenced note has been deleted.

2.                  Comment: Please provide more information in the Prospectus regarding the methodology used by the index provider of the Underlying Index determines the fifty highest dividend yielding stocks.

Response: The following disclosure has been added to the Prospectus:

The universe HSHDYI ("Universe") for the Underlying Index includes all securities and real estate investment trusts ("REITs") that have their primary listings on the Stock Exchange of Hong Kong, excluding securities that are secondary listings, foreign companies, preference shares, debt securities, mutual funds and other derivatives.

Maryanne Dobelbower, Esq.

April 18, 2017

When it rebalances, the Index Provider screens the company securities in the Universe to determine which securities are eligible to be in the Underlying Index. The Index Provider computes the turnover velocity in each of the past 12 months for each security in the Universe. A minimum turnover velocity of 0.1% is required for a company security to be included in the Underlying Index. The turnover velocity of a new company constituent entering the Universe must meet the minimum requirement for at least 10 out of the past 12 months and for all of the latest three months. The turnover velocity of an existing company constituent of the Universe must meet the minimum requirement for at least 10 out of the past 12 months. Furthermore, to be eligible, a company security must have paid a cash dividend of at least three consecutive fiscal years.

After this eligibility screening, the top 25% of the eligible securities in terms of one-year historical volatility, i.e. standard deviation of daily logarithmic return for the past 12 months to the review cut-off date, are excluded from constituent selection. Securities that pass the historical volatility screening are ranked by net dividend yield, which is calculated by dividing (1) the dividend per share (after deducting withholding tax) by (2) the price at review cut-off date. The top 50 securities in terms of net dividend yield are selected as constituents of the Underlying Index.

3.                  Comment: The Prospectus states on page 2 notes that the Underlying Index is rebalanced annually. If a company is added to or subtracted from the Underlying Index during the year, will such company be added to or be deleted from the Underlying Index that the Fund tracks promptly or will such addition or deletion be delayed until the annual rebalancing? Please clarify this question in the Prospectus.

Response: Since the Underlying Index is rebalanced annually, no companies will be added to or subtracted from the Underlying Index during the year (i.e., between annual updates), making it unnecessary for the Fund to add or subtract specific company stocks for this reason.

4.                  Comment: What industries, if any, will the Fund concentrate in? If there will be such concentration, please describe the risks of investing in such industries.

Response. Based upon the current constituents of the Underlying Index, the Fund is expected to concentrate its investments in the financial sector and, accordingly, risk disclosure about that sector has been added to the Prospectus.

Maryanne Dobelbower, Esq.

April 18, 2017

5.                  Comment. Page 2 of the Prospectus states that the Fund may utilize a representative sampling strategy. Since this is a possibility, please add a “management risk” section. If this will be a principal risk, please include this risk disclosure in the “Principal Risks” section of the Prospectus.

Response. Management risk disclosure has been added.

6.                  Comment. The Prospectus contains emerging markets risk disclosure. The Prospectus also notes the Fund’s proposed investments in companies located in China and Hong Kong. Are China and Hong Kong considered emerging market countries? If one or more of these countries are considered emerging markets, please consider merging the disclosure of the emerging markets disclosure and that country’s disclosure.

Response. Hong Kong is generally deemed to be a developed country while China is deemed to be an emerging markets country. Accordingly, we have merged the emerging markets disclosure with the China disclosure in the Prospectus and Statement of Additional Information and eliminated the separate emerging markets disclosure section.

7.                  Comment: Hong Kong companies issue ordinaries, H-shares and Red Chip shares. Please describe these type of shares in the Prospectus.

Response. Disclosure about Hong Kong ordinaries, H-shares and Red Chip shares has been added to the Prospectus.

8.                  Comment. If the Fund will concentrate its investments in the financial sector section, please confirm that the Prospectus will include a discussion of financial sector’s risks in the Principal Risks section of the Prospectus.

Response. As noted above, the Prospectus contains financial sector risk.

9.                  Please state in the Prospectus whether Mirae Asset Global Investments (Hong Kong) Ltd., the Fund’s proposed sub-adviser, is registered as an investment adviser with the SEC.

Response. A statement that Mirae Asset Global Investments (Hong Kong) Ltd. is registered with the SEC as an investment adviser has been added to the Prospectus.

10.              Comment. Currency risk is disclosed in the Statement of Additional Information. Is currency risk a principal risk? If so, please add such disclosure to the Principal Risks section of the Prospectus.

Maryanne Dobelbower, Esq.

April 18, 2017

Response. Currency risk disclosure has been added to the Principal Risks section of the Prospectus.

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If you should have any questions concerning this response, please contact me at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

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